Exhibit 99.1

BAYTEX CONFIRMS MONTHLY DIVIDEND
FOR FEBRUARY AT $0.10 PER SHARE

CALGARY, ALBERTA (February 17, 2015) - Baytex Energy Corp. (TSX, NYSE: BTE) reports that a cash dividend of $0.10 per common share in respect of February operations will be paid on March 13, 2015 to shareholders of record on February 27, 2015. The ex-dividend date is February 25, 2015. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.0803 per share assuming a foreign exchange rate of $0.8033 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized dividend of $1.20 per share represents a dividend yield of approximately 5% based on the closing price of our common shares on the Toronto Stock Exchange on February 13, 2015 of $24.00.

Baytex has a Dividend Reinvestment Plan that provides a convenient and cost-effective method for eligible holders in Canada and the United States to maximize their investment in Baytex by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the Dividend Reinvestment Plan, please visit our website at www.baytexenergy.com or contact Valiant Trust Company at 1‑866-313-1872.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.
For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com